Exhibit 99.1

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

On September 4, 2014, Viggle Inc. (“the Company”) filed Form 8-K/A with the Securities and Exchange Committee that included an unaudited Pro Forma Combined Statement of Operations for the nine months ended March 31, 2014. The below Pro Forma Combined Statement of Operations is updated to reflect the year ended June 30, 2014.

Unaudited Pro Forma Combined Statement of Operations (amounts in thousands except per share amounts)

	Year Ended June 30, 2014
	Historical	Historical	Pro Forma			Historical	Pro forma		Pro forma
	Viggle	Wetpaint July 1, 2013 to December 16, 2013	Adjustments		Subtotal	Choose Digital July 1, 2013 to June 24, 2014	Adjustments		Combined
Revenues	$17,985	$3,127	$—		$21,112	$738	$—		$21,850
Cost of watchpoints and engagement points	(2,310)	—	—		(2,310)	—	—		(2,310)
Selling, general and administrative	(81,534)	(3,029)	(1,059)	a	(85,622)	(4,534)	(903)	a	(91,059)
Operating (loss) income	(65,859)	98	(1,059)		(66,820)	(3,796)	(903)		(71,519)

Other income:
Other income (expense), net	320	25	—		345	935	(936)	c	344
Interest expense, net	(2,805)	(14)	—		(2,819)	—	—		(2,819)
Total other income (expense)	(2,485)	11	—		(2,474)	935	(936)		(2,475)

Net (loss) income before income taxes	(68,344)	109	(1,059)		(69,294)	(2,861)	(1,839)		(73,994)

Income taxes	(92)	—	—		(92)	—	—		(92)

Net (loss) income	(68,436)	109	(1,059)		(69,386)	(2,861)	(1,839)		(74,086)

Accretion of Series A Convertible Redeemable Preferred Stock	352	—	—		352	—	—		352

Net (loss) income attributable to common stockholders	$(68,084)	$109	$(1,059)		$(69,034)	$(2,861)	$(1,839)		$(73,734)

Net loss per common share - basic and diluted	$(21.02)								$(13.27)

Weighted average common shares outstanding - basic and diluted	3,239,598		540,921	b1			1,963,309	b2	5,555,947

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma combined financial statements are as follows:

(a)
Represents amortization of intangible assets acquired in each acquisition based on their preliminary fair values and estimated useful lives for the period from July 1, 2013 through the respective acquisition dates. Estimated useful lives of the intangible assets are approximately 7 years and amortization is calculated on a straight-line basis.

(b1)	Represents the issuance of 540,921 shares of common stock in connection with the acquisition of Wetpaint.

(b2)	Represents the issuance of 1,963,309 shares of common stock in connection with the acquisition of Choose Digital.

(c) Represents the elimination of one time gain related to debt forgiveness.